                                  Filed by Alliance Bancorp of New England, Inc.

                           Pursuant to Rule 425 under the Securities Act of 1933
                                  and deemed filed pursuant to Rule 14a-12 under
                                             the Securities Exchange Act of 1934

                          Subject Company: Alliance Bancorp of New England, Inc.
                                                   Commission File No. 001-13405

                                                             Date: July 24, 2003

                                                News Release
                                                Contact: David H. Gonci
                                                         Senior Vice President
                                                         Chief Financial Officer
                                                         (860) 875-2500

                    ALLIANCE INCOME UP 6% IN SECOND QUARTER;
               RANKED AMONG TOP PERFORMING COMMUNITY BANKS IN U.S.

Alliance Bancorp of New England, Inc. (AMEX:ANE), the holding company for Tolland Bank, reported quarterly earnings of $919 thousand in the second quarter of 2003, representing a 6% increase over earnings of $865 thousand in the second quarter of 2002. Earnings per share totaled $0.32 for both of these periods. Alliance earned a 13% return on shareholders' equity in the most recent quarter, and book value per share increased by 11% to $11.34.

For the year-to-date, Alliance earned $1.84 million, representing a 7% increase over earnings of $1.72 million for the first half of 2002. Earnings per share increased to $0.65 from $0.63 for these periods.

Alliance announced a quarterly dividend of 7.5 cents per share, payable on August 19, 2003 to shareholders of record on August 5, 2003.

President and CEO, Joseph H. Rossi, stated, "Our second quarter results benefited from the continuing high levels of residential mortgage secondary market income. Low interest rates have prompted record mortgage demand, and our organization is geared well to serve the needs of our markets. Together with continuing loan and deposit growth, these revenues have offset the effect of lower interest rates on our net interest margin. We anticipate that we will benefit from an improving economy and potentially higher interest rates."

Mr. Rossi also announced that U.S. Banker magazine had recognized Alliance as a top performing community bank in its annual performance ranking of publicly traded community banks in the United States, which was published in July, 2003. Alliance placed 17th in the U.S. in this ranking and was also the highest ranked New England community bank; the ranking is based on three year average return on equity. This marks the second year in a row that Alliance was recognized as a high performing bank in a leading banking publication.

On July 16, 2003, Alliance announced that it had signed a definitive agreement to merge with New Haven Savings Bank (NHSB), pursuant to which NHSB will acquire all of the outstanding shares of Alliance. Separately, NHSB announced its intention to convert from a mutual savings bank to a stock savings bank and simultaneously merge with Alliance and Connecticut Bancshares, Inc. (NASDAQ:
SBMC), holding company for the Savings Bank of Manchester.

The transactions are expected to be completed in the first quarter of 2004. NHSB has adopted a plan for conversion to convert to a public company simultaneously with the acquisitions. As part of the conversion, NHSB will form a new holding company and conduct a subscription offering of its common stock to eligible depositors and others under applicable law. Remaining shares are expected to be for sale to the community and the general public. The conversion is subject to approval from the FDIC, the Connecticut Banking Commissioner, and NHSB's Corporators. The acquisitions are contingent on the approvals of respective shareholders, FDIC, Federal Reserve Board, and the Connecticut Banking Commissioner.

Mr. Rossi said, "We are very pleased that we will become part of New Haven Savings Bank with its long and rich history of community banking, customer service and innovative products."

Alliance's total assets reached a quarter-end record of $429 million at mid-year 2003, increasing at a 7% annualized rate since year-end. Total regular loans (excluding government guaranteed loans) increased at a 5% annualized rate to $258 million, while deposits grew at a 3% annualized rate to $336 million. Net interest income declined slightly by $10 thousand through mid-year, due to a decline in the net interest margin, which measured 3.17% in the most recent quarter, compared to 3.37% in the second quarter of 2002. The $22 million balance of short term investments at quarter-end was anticipated to mostly be reinvested in loans in process and purchases of investment securities.

The provision for loan losses declined by $59 thousand for the second quarter and by $186 thousand for the year-to-date, reflecting lower problem assets and lower commercial loan growth. Net loan charge-offs were a negligible $2 thousand for the first half of the year. The loan loss allowance measured 1.59% of total regular loans at June 30, 2003, which was little changed from 1.60% at the previous year-end. Nonperforming assets totaled $1.1 million (0.27% of total assets) at quarter-end, down from $2.4 million (0.59% of assets) at the beginning of the year. There were no foreclosed assets during the first six months.

Service charges and other income grew by $520 thousand (94%) in the second quarter and by $940 thousand (90%) in the first six months. This growth was primarily due to higher secondary market income related to the higher volume of residential mortgage originations. Secondary market income increased by $413 thousand for the second quarter and by $710 thousand for the year-to-date in 2003, compared to the same period in 2002. Service charge income for the first six months also benefited from a $148 thousand increase in non-deposit investment product commissions.

Net securities gains decreased by $119 thousand in the second quarter and by $369 thousand in the first six months of 2003, compared to the same periods of 2002. In the first six months of 2003, the Company recorded a net securities loss of $66 thousand, including gross gains of $1.107 million and gross losses of $1.173 million. Securities gains were recorded on the sale and redemption of $6 million in corporate securities which were viewed as fully valued. The securities loss was recorded on a debt security issued by a mutual insurance company which was written down to estimated fair value. During the first quarter, Alliance eliminated the held to maturity classification of investment securities, which had decreased to a balance of $5 million at year-end 2002. These securities were transferred to the available for sale category.

Non-interest expense increased by $346 thousand (14%) in the second quarter and by $548 thousand (11%) in the first six months of 2003 compared to 2002. For the first six months, most of the expense increase was in compensation expense related to higher business volumes, including a $354 thousand increase in commissions and temporary help expense. Higher pension costs also contributed an $81 thousand increase. Total full time equivalent staff measured 111 at quarter-end, compared to 109 at year-end 2002. During the second quarter, purchased services expense increased by $123 thousand due mainly to corporate strategic initiatives.

Shareholders' equity totaled $30 million at quarter-end and measured 7.1% of total assets, up from 6.2% at year-end 2002. The Company's capital remained in excess of all regulatory requirements and continued to exceed the requirement for the highest regulatory capital category of Well Capitalized. The $3.1 million (11%) increase in shareholders' equity in the most recent quarter included a $2.4 million improvement resulting from net appreciation of investment securities, reflecting the impact of lower interest rates and improved corporate spreads.

Alliance Bancorp of New England, Inc. (AMEX:ANE) is the bank holding company for Tolland Bank, a Connecticut-chartered bank with nine offices serving central and eastern Connecticut, and a tenth office under construction in Enfield, Connecticut. Alliance builds community and shareholder value relying on its fundamental strengths of convenience, superior marketing, customer service, knowledge of its communities, and competitive products. (www.alliancebancorp.com and www.tollandbank.com)

Statements in this press release regarding Alliance Bancorp of New England, Inc.'s business that are not historical facts are "forward-looking statements" that involve risks and uncertainties. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statement, see "Forward-Looking Statements" in the Company's most recent Annual Report.

                      Alliance Bancorp of New England, Inc.
                Consolidated Selected Financial Data (Unaudited)

                                                            As of and for the three months     As of and for the six months
                                                                    ended June 30,                    ended June 30,
                                                            -------------------------------- ---------------------------------
                                                                  2003             2002            2003             2002
------------------------------------------------------------------------------------------------------------------------------
For the Period (in thousands)
Net interest income                                             $ 3,047          $ 3,069         $ 6,253          $ 6,263
Provision for loan losses                                             6               65              51              237
Service charges and other income                                  1,073              553           1,986            1,046
Net gain (loss) on securities and other assets                       12              131             (66)             303
Non-interest expense                                              2,798            2,452           5,467            4,919
Net income                                                      $   919          $   865         $ 1,842          $ 1,715
------------------------------------------------------------------------------------------------------------------------------

Per Share
Net income - basic                                              $  0.34          $  0.34         $  0.68          $  0.67
Net income - diluted                                               0.32             0.32            0.65             0.63
Dividends declared                                                 0.075            0.068           0.15             0.136
Book value                                                        11.34             8.96           11.34             8.96
Common stock price:
High                                                              24.63            15.45           24.63            15.45
Low                                                               19.70            12.55           18.51            10.68
Close                                                             23.00            13.77           23.00            13.77
------------------------------------------------------------------------------------------------------------------------------

At Quarter End (in millions)
Total assets                                                    $ 429.2          $ 406.1         $ 429.2          $ 406.1
Total loans                                                       279.4            258.1           279.4            258.1
Other earning assets                                              120.0            119.7           120.0            119.7
Deposits                                                          335.9            330.6           335.9            330.6
Borrowings                                                         58.3             48.5            58.3             48.5
Shareholders' equity                                               30.4             23.2            30.4             23.2
------------------------------------------------------------------------------------------------------------------------------

Operating Ratios
Return on average equity                                          13.25%           15.40%          13.72%           15.35%
Return on average assets                                           0.87             0.87            0.88             0.88
Net interest margin                                                3.17             3.37            3.28             3.52
Efficiency ratio                                                  66.49            65.90           64.89            65.66
Equity/total assets                                                7.08             5.71            7.08             5.71
Dividend payout ratio                                             21.86            20.37           21.81            20.50
------------------------------------------------------------------------------------------------------------------------------

Loan Related Ratios
Net charge-offs/average regular loans                             (0.03)%          (0.02)%          0.00%           (0.01)%
Loan loss allowance/regular loans                                  1.59             1.71            1.59             1.71
Nonperforming assets/total assets                                  0.27             0.70            0.27             0.70
------------------------------------------------------------------------------------------------------------------------------

Growth
Net income                                                          6.2%             5.4%            7.4%             4.1%
Regular loans                                                       4.7              4.6             4.7              4.6
Deposits                                                            3.0             17.9             3.0             17.9
------------------------------------------------------------------------------------------------------------------------------

(1) All share and per share data for the 2002 periods has been adjusted to reflect the eleven-for-ten stock split effected in the form of a 10% stock dividend distributed in May 2002.

(2) The efficiency ratio is non-interest expense divided by the sum of net interest income (fully taxable equivalent) and service charges and other income. Return, margin and charge-off ratios are annualized based on average balances for the period. Net interest margin is fully taxable equivalent.

(3) Regular loans are total loans excluding government guaranteed loans.

(4) Growth of net income is compared to the same period in the prior year. Growth of regular loans and deposits is compared to the prior year-end, annualized.

                      Alliance Bancorp of New England, Inc.
                   Consolidated Income Statements (Unaudited)

                                                                 Three Months Ended                 Six Months Ended
                                                                      June 30,                          June 30,
                                                          --------------------------------- ----------------------------------
 (in thousands, except share data)                              2003             2002             2003              2002
------------------------------------------------------------------------------------------------------------------------------
Interest and Dividend Income
  Loans                                                     $   4,392        $   4,444        $   8,809         $   8,964
  Debt securities                                                 700            1,255            1,602             2,592
  Dividends on equity securities                                  185              206              388               391
  Other interest and dividend income                              177              107              340               132
------------------------------------------------------------------------------------------------------------------------------
     Total interest and dividend income                         5,454            6,012           11,139            12,079
------------------------------------------------------------------------------------------------------------------------------

Interest Expense
  Deposits                                                      1,572            2,186            3,223             4,296
  Borrowings                                                      835              757            1,663             1,520
------------------------------------------------------------------------------------------------------------------------------
     Total interest expense                                     2,407            2,943            4,886             5,816
------------------------------------------------------------------------------------------------------------------------------

Net Interest Income                                             3,047            3,069            6,253             6,263

Provision For Loan Losses                                           6               65               51               237
------------------------------------------------------------------------------------------------------------------------------
  Net interest income after provision for loan losses           3,041            3,004            6,202             6,026

Non-Interest Income
  Service charges and other income                              1,073              553            1,986             1,046
  Net gain (loss) on securities and other assets                   12              131              (66)              303
------------------------------------------------------------------------------------------------------------------------------
     Total non-interest income                                  1,085              684            1,920             1,349

Non-Interest Expense
  Compensation and benefits                                     1,647            1,442            3,236             2,752
  Occupancy                                                       182              164              390               336
  Data processing services and equipment                          279              312              586               620
  Office and insurance                                            150              128              316               291
  Purchased services                                              342              219              593               533
  Other                                                           198              187              346               387
------------------------------------------------------------------------------------------------------------------------------
     Total non-interest expense                                 2,798            2,452            5,467             4,919
------------------------------------------------------------------------------------------------------------------------------
  Income before income taxes                                    1,328            1,236            2,655             2,456
  Income tax expense                                              409              371              813               741
------------------------------------------------------------------------------------------------------------------------------
     Net Income                                             $     919        $     865        $   1,842         $   1,715
------------------------------------------------------------------------------------------------------------------------------

Share Data
  Basic earnings per share                                  $    0.34        $    0.34        $    0.68         $    0.67
------------------------------------------------------------------------------------------------------------------------------
  Diluted earnings per share                                $    0.32        $    0.32        $    0.65         $    0.63
------------------------------------------------------------------------------------------------------------------------------

  Average basic shares outstanding                          2,696,009        2,580,784        2,695,037         2,577,381
  Average additional dilutive shares                          148,746          137,657          141,143           124,907
------------------------------------------------------------------------------------------------------------------------------
  Average diluted shares                                    2,844,755        2,718,441        2,836,180         2,702,288
------------------------------------------------------------------------------------------------------------------------------

                      Alliance Bancorp of New England, Inc.
                     Consolidated Balance Sheets (Unaudited)

(in thousands, except share data)                                          June 30, 2003        December 31, 2002
--------------------------------------------------------------------------------------------------------------------
Assets
  Cash and due from banks                                                $     17,712             $     13,941
  Short-term investments                                                       21,776                    4,520
--------------------------------------------------------------------------------------------------------------------
     Total cash and cash equivalents                                           39,488                   18,461

  Securities available for sale (at fair value)                                93,467                   87,812

  Securities held to maturity
     (fair value of $5,984 in 2002)                                                 -                    5,372

  Loans held for sale                                                           4,725                   11,942

  Residential mortgage loans                                                   87,141                   78,717
  Commercial mortgage loans                                                    93,873                   94,692
  Other commercial loans                                                       39,763                   39,550
  Consumer loans                                                               37,703                   39,547
  Government guaranteed loans                                                  20,880                   25,756
--------------------------------------------------------------------------------------------------------------------
     Total loans                                                              279,360                  278,262
  Less: Allowance for loan losses                                              (4,100)                  (4,050)
--------------------------------------------------------------------------------------------------------------------
     Net loans                                                                275,260                  274,212

  Premises and equipment, net                                                   5,700                    5,104
  Accrued interest income receivable                                            2,178                    2,417
  Cash surrender value of life insurance                                        6,358                    6,207
  Other assets                                                                  2,005                    2,987
--------------------------------------------------------------------------------------------------------------------
     Total assets                                                        $    429,181             $    414,514
--------------------------------------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity
  Demand deposits                                                        $     37,841             $     35,600
  NOW deposits                                                                 42,617                   39,091
  Money market deposits                                                        44,018                   43,964
  Savings deposits                                                             81,161                   77,605
  Time deposits                                                               130,294                  134,572
--------------------------------------------------------------------------------------------------------------------
     Total deposits                                                           335,931                  330,832

  Borrowings                                                                   58,276                   54,510
  Other liabilities                                                             4,600                    3,622
--------------------------------------------------------------------------------------------------------------------
     Total liabilities                                                        398,807                  388,964

  Preferred stock, $0.01 par value; 100,000 shares
     authorized, none issued                                                        -                        -
  Common stock, $0.01 par value; authorized 4,000,000
     shares; issued 2,879,103 in 2003 and 2,868,105 in 2002;
     outstanding 2,678,504 in 2003 and 2,667,506 in 2002                           29                       29
  Additional paid-in capital                                                   12,863                   12,791
  Retained earnings                                                            20,624                   19,183
  Accumulated other comprehensive loss, net                                       (33)                  (3,344)
  Treasury stock (200,599 shares)                                              (3,109)                  (3,109)
--------------------------------------------------------------------------------------------------------------------
     Total shareholders' equity                                                30,374                   25,550
--------------------------------------------------------------------------------------------------------------------
     Total liabilities and shareholders' equity                          $    429,181             $    414,514
--------------------------------------------------------------------------------------------------------------------

ADDITIONAL INFORMATION
The proposed merger of Alliance Bancorp of New England, Inc. ("Alliance") and the new holding company to be formed by New Haven Savings Bank, will be submitted to the shareholders of Alliance. Alliance and the new holding company to be formed by New Haven Savings Bank will file a registration statement, a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. Stockholders are urged to read the registration statement and the joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Alliance and the new holding company to be formed by New Haven Savings Bank, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can be obtained, without charge, by directing a request to Alliance Bancorp of New England, Inc., Karen Ouimet-Matusek, Shareholder Contact, 348 Hartford Turnpike, P.O. Box 2588, Vernon, CT 06066 (860) 875-2500.

Alliance and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Alliance in connection with the proposed merger. Information about the directors and executive officers of Alliance and their ownership of Alliance common stock is set forth in the Form 10-K for the year ended December 31, 2002, as filed with the SEC on March 31, 2003. Additional information regarding the interests of these participants may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.